                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-I
                               (AMENDMENT NO. 3)

             TENDER OFFER STATEMENT UNDER SECTION 14(D) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ARRIS GROUP, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                               ARRIS GROUP, INC.
--------------------------------------------------------------------------------
                      (Names of Filing Persons (Offeror))

           Certain Outstanding Options to Purchase ARRIS Group, Inc.
                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04269Q100
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                              Lawrence A. Margolis
                               ARRIS GROUP, INC.
                            11450 Technology Circle
                             Duluth, Georgia 30097
                           Telephone: (678) 473-2000

                                    Copy To:
                          A. Scott Fruechtemeyer, Esq.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                           Telephone: (404) 885-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  Transaction Valuation*                               Amount of Filing Fee

        $13,170,797                                          $1,066**
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 6,226,306 shares of common stock of ARRIS Group, Inc. will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options as of June 25, 2003 ($13,170,797), which is calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

**       Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                          Filing Party:
                          -----------------                    -----------------


Form or Registration No.:                        Date Filed:
                          -----------------                    -----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]         third-party tender offer subject to Rule 14d-1.

         [X]         issuer tender offer subject to Rule 13e-4.

         [ ]         going-private transaction subject to Rule 13e-3.

         [ ]         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                             INTRODUCTORY STATEMENT

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO-I relating to our offer to exchange certain options for shares of restricted stock upon the terms and subject to the conditions in the Offer to Exchange dated June 27, 2003. This Amendment No. 3 amends and supplements the Schedule TO-I originally filed on June 27, 2003, and amended in certain respects on July 7, 2003 and July 9, 2003.

         The responses to the items of the Schedule TO-I, as amended, are hereby amended and supplemented as follows:

ITEM 10. FINANCIAL STATEMENTS.

         The information set forth on page 20 of the Offer to Exchange under
Section 9 ("Information About ARRIS Group, Inc.") is amended to include immediately following the table entitled "Consolidated Statement of Operations Data" the following tabular information:

                                                     YEARS ENDED DECEMBER 31,  THREE MONTHS ENDED
                                                    -------------------------  ------------------
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):      2001            2002       MARCH 31, 2003
                                                    --------        ---------  ------------------
                                                                                  (UNAUDITED)
                                                       (in thousands, except per share data)
Working capital(1)                                  $261,058        $173,346        $167,673
Total assets                                         752,115         563,412         521,996
4.5% convertible subordinated notes due 2003         115,000          23,887          11,537
4.5% convertible subordinated notes due 2008            --              --           125,000
Long-term debt                                          --              --                28
Membership interest - Nortel Networks                104,110         114,518            --
Stockholders equity                                  414,543         320,390         297,151
Book value per share                                    5.51            3.88            3.97

------------

(1) As of December 31, 2002 and March 31, 2003, approximately $23.9 million and $11.5 million, respectively, of our outstanding 4.5% convertible subordinated notes due 2003 were included in working capital as they were due on May 15, 2003.

                                                                                                        THREE MONTHS ENDED
                                                                     YEARS ENDED DECEMBER 31,               MARCH, 31,
                                                                   ----------------------------          -----------------
                                                                   2000        2001        2002          2002       2003
                                                                   ----        ----        ----          ----       ----

Ratios of earnings to fixed charges(a)                             2.69        (b)         (c)           0.41       1.71

(a) For purposes of the calculation of ratio of earnings to fixed charges, earnings are defined as pre-tax income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense on all indebtedness and the estimated interest element of rental expense.

(b) As a result of the loss for the fiscal year ended December 31, 2001, earnings did not cover fixed charges by approximately $65.4 million.

(c) As a result of the loss for the fiscal year ended December 31, 2002, earnings did not cover fixed charges by approximately $143.7 million.

         The second paragraph under Section 17 ("Additional Information") of the Offer to Exchange is deleted in its entirety and replaced with the following:

                  We incorporate by reference into this offer to exchange certain information we filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this offer to exchange. We incorporate by reference the following documents previously filed with the SEC:

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ARRIS GROUP, INC.



Date:  July 10, 2003                       By: /s/ Lawrence A. Margolis
                                              ----------------------------------
                                           Lawrence A. Margolis,
                                           Executive Vice President,
                                           Chief Financial Officer and Secretary